Wolters Kluwer

PRESS RELEASE

Wolters Kluwer Half-Year 2006 Results
Revenues Increase 12%; Full-Year Outlook Reiterated

Amsterdam (August 2, 2006) - Wolters Kluwer, a leading multinational publishing and information services company, today released its half-year results showing a 12% increase in revenue with ordinary EBITA up 9%. Strong growth in the Corporate & Financial Services and Tax, Accounting & Legal divisions supported organic revenue growth of 2%, as the Company continued to successfully execute its three-year strategy.

Highlights include:

Six months ended June 30, 2006:

- Revenues of €1,770 million, a 12% increase over first half of 2005 (€1,580 million)
- Organic revenues grew 2%, in line with full-year outlook
- Ordinary[1] EBITA of €262 million, an increase of 9% over first half of 2005 (€242 million), ordinary EBITA margin 15% (2005: 15%)
- Product development spending of €126 million (an increase of 13% over last year)
- Structural cost savings of €58 million (an increase of 23% over last year)
- Strong free cash flow of €79 million (2005: €23 million)

Second quarter 2006:

- Revenues of €916 million, a 10% increase over second quarter of 2005 (€834 million)
- Organic revenue growth of 3%
- Ordinary EBITA of €148 million, an increase of 6% over second quarter of 2005 (€140 million), ordinary EBITA margin 16% (2005: 17%) due to increase in product development and marketing and sales spending
- Product development spending of €67 million (an increase of 13% over last year)
- Structural cost savings of €30 million (an increase of 20% over last year)
- Strong free cash flow of €36 million (2005: €11 million) due to the increase of EBITA and a refund of corporate income tax

Nancy McKinstry, chairman of the Executive Board, commented on the half-year 2006 results:
"With half-year results in line with our expectations, plus strong organic growth in the Corporate & Financial Services division and Tax and Accounting unit, and steady cost and process improvements, we continue to benefit from the strategic roadmap we set in place two and a half years ago. Innovative electronic products and software, solid acquisitions, and strong market knowledge are driving our transformation and delivering greater value for our customers, and therefore our shareholders. As we move into the next two quarters, we are confident that we are on track to achieve the objectives of our three-year strategy."

[1] Wherever used in this report, the term "ordinary" refers to figures adjusted for exceptional items and, where applicable, amortization of publishing rights. Exceptional items for 2005 consist of restructuring expenses relating to initiatives that followed the strategic update. "Ordinary" figures are non-IFRS compliant financial figures, but are internally regarded as key performance indicators to measure the underlying performance of our base business. These figures are presented as additional information and do not replace the information in the income statement and in the cash flow statement. The term "ordinary" is not a defined term under International GAAP.

Key highlights by division:

Health: Revenues increased in the first half year, driven by acquisitions and solid performance in Professional & Education and Pharma Solutions. Organic growth was impacted by the timing of shipments in the 2006 publishing calendar and continued softness in advertising. Integration of acquisitions is progressing well.

Corporate & Financial Services: Strong demand for software across the division and robust transaction services at Corporate Legal Services associated with increased volume of mergers and acquisitions and business formation activity drove significant growth.

Tax, Accounting & Legal: Significant growth in core software products for the tax and accounting market, driven by continued investments in product development, delivered strong results in the U.S. and Canada; while new online product introductions in Law & Business delivered double-digit growth.

Legal, Tax & Regulatory Europe: Steady progress continued with good revenue improvements over 2005 in the second quarter. Italy, Spain and Central Europe performed well, boosted by investments in online and electronic products and strong online revenue growth. Effects of restructuring in the Netherlands and Belgium show positive results, with restructuring in the U.K. still underway.

Education: As expected, Education showed 3% organic growth in the second quarter as the normal sales cycle begins within the division, with encouraging results in the U.K. and the Netherlands.

Reiteration of Outlook for 2006 and 2007 onwards (in constant currencies[1]):

Key Performance Indicators	2006	2007 onwards
Organic revenue growth	2-3%	4%
Ordinary EBITA margin	16.5-17%	19-20%
Cash conversion ratio (CAR)	95-105%	95-105%
Free cash flow	±€350 million	≥ €400 million
Return on invested capital % [2]	7%	≥ WACC [3]
Diluted ordinary EPS [4]	€1.18-€1.23	€1.45-€1.55

Guidance per division	2006 Organic revenue growth
Health	3-5%
Corporate & Financial Services	4-6%
Tax, Accounting & Legal	3-4%
Legal, Tax & Regulatory Europe	0-1%
Education	1-2%

[1] Constant rate EUR/USD = 1.25. Changes of the fair value of derivatives that impact the profit and loss account are also eliminated to the extent that these result from currency fluctuations.
[2] After tax
[3] WACC (weighted average cost of capital) is currently 8% after tax
[4] Including acquisitions

Wolters Kluwer

Profit and loss account figures

(All amounts are in millions of euros unless otherwise indicated)

Second quarter 2006	Second quarter 2005	Change %	Change constant currency %		Six months 2006	Six months 2005	Change %	Change constant currency %
916	834	10	9	Revenues	1,770	1,580	12	9
120	118	1		Operating profit	207	201	3	
13	14			Operating profit margin (%)	12	13		
74	67	10		Profit for the period	131	109	20	
0.24	0.22	8		Basic EPS (€)	0.43	0.36	18	
0.23	0.22	3		Diluted EPS (€)	0.42	0.36	16	

Other benchmark figures

(All amounts are in millions of euros unless otherwise indicated)

Second quarter 2006	Second quarter 2005	Change %	Change constant currency %		Six months 2006	Six months 2005	Change %	Change constant currency %
148	140	6	6	Ordinary EBITA	262	242	9	5
16	17			Ordinary EBITA margin (%)	15	15		
148	136	10	9	EBITA	262	235	12	8
16	16			EBITA margin (%)	15	15		
92	81	15	10	Ordinary net income	161	135	20	9
0.30	0.27	13	7	Ordinary diluted EPS (€)	0.52	0.45	18	6

Non profit and loss account benchmark figures

(All amounts are in millions of euros unless otherwise indicated)

Second quarter 2006	Second quarter 2005		Six months ended June 30 2006	Six months ended June 30 2005	Change %
0.47	0.61	Cash conversion ratio (CAR)	0.55	0.57	
36	11	Free cash flow	79	23	
0.12	0.03	Free cash flow per share (fully diluted, in euros)	0.26	0.07	
		Net (interest bearing) debt[1]	2,116	1,900	11
		Ultimo FTEs	17,979	17,469	3

[1] Defined as: sum of (long-term) loans, unsubordinated convertible bonds, perpetual cumulative subordinated bonds, bank overdrafts minus cash and cash equivalents and value of related swaps and forward exchange contracts.

Financial Performance

Revenues

In the second quarter, revenues were €916 million, up 10% compared to the previous year (€834 million), in part as a result of the impact of acquisitions. Organic revenue growth[1] was 3%, due to strong results from the Corporate & Financial Services (CFS) and Tax, Accounting & Legal (TAL) divisions.

In the six months ended June 30, revenues were €1,770 million, up 12% compared to the previous year (€1,580 million), largely as a result of the impact of acquisitions and a stronger U.S. dollar compared to the first half of 2005. Organic revenue growth was 2%, due to strong results from the CFS and TAL divisions.

Operating profit, profit for the period, EPS

In the second quarter, operating profit was €120 million (EBIT margin 13%), compared to €118 million last year (EBIT margin 14%). The EBIT margin was impacted by the increase of amortization of publishing rights as a result of recent acquisitions. Profit for the quarter was €74 million, up 10% compared to the same period of 2005 (€67 million), due to the higher operating profit and lower financing costs in 2006. Diluted EPS increased 3% to €0.23.

In the six months ended June 30, 2006, operating profit was €207 million (EBIT margin 12%), compared to €201 million last year (EBIT margin 13%). The EBIT margin was impacted by the increase of amortization of publishing rights as a result of recent acquisitions.

Financing results decreased to €48 million in 2006, compared to €60 million in the previous year. Financing costs for the period were positively impacted by a mixture of matured debt instruments, results from derivatives and currency effects.

The result on disposals mainly consists of the profit realized on the disposal of CT Insurance Services, part of the CFS division.

Profit for the period was €131 million, up 20% compared to the same period of 2005 (€109 million), due to higher operating profit in 2006, lower financing costs and positive results on disposals.

Diluted EPS increased by 16% to €0.42.

Ordinary EBITA, ordinary net income, ordinary EPS

In the second quarter, ordinary EBITA was €148 million (ordinary EBITA margin 16%), compared to €140 million (ordinary EBITA margin 17%) in the previous year. Revenue growth and increased cost savings were offset by an increase in product development and marketing and sales spending.

Ordinary net income increased to €92 million (+15%) reflecting the increase in ordinary EBITA. Ordinary diluted EPS was €0.30 (2005: €0.27).

In the six months ended June 30, 2006, ordinary EBITA was €262 million (ordinary EBITA margin 15%), compared to €242 million (ordinary EBITA margin 15%) in the previous year. Revenue growth and increased cost savings were partly offset by an increase in product development and marketing and sales spending.

The tax rate on ordinary income before tax[2] was 26% (2005: 27%). The effective tax rate on the benchmark decreased in 2006, due to the reduction of the Dutch tax rate and higher benefits from the Dutch Financing Center.

---

[1] Defined as: revenue growth in constant currencies and excluding the impact of acquisitions and divestments.

[2] Ordinary income before tax is defined as ordinary EBITA plus financing results, income from investments and results from associates

Ordinary net income increased to €161 million (+20%) reflecting the increase in ordinary EBITA. Ordinary diluted EPS was €0.52 (2005: €0.45).

Balance sheet, cash flow
In the second quarter, free cash flow was €36 million, up from €11 million in the same period of 2005, due to the increase of EBITA and a refund of corporate income tax, partly offset by an increase in working capital.

In the six months ended June 30, 2006, free cash flow was €79 million, up from €23 million in the first half of 2005, due to the increase of EBITA and a refund of corporate income tax.

Group equity decreased from €1,099 million as at December 31, 2005 to €1,091 million as at June 30, 2006. Group equity benefited from the profit for the period and actuarial gains on employee benefits, offset by foreign exchange translation differences due to the decrease of the U.S. dollar compared to the euro, cash dividend and the share buy-back.

Net debt increased to €2,116 million, as a result of spending on acquisitions.

Division Overview
(All amounts are in millions of euros unless otherwise indicated)

Second quarter			Six months ended June 30	
2006	2005		2006	2005
		Revenues		
201	160	▪ Health	384	292
132	122	▪ Corporate & Financial Services (CFS)	267	235
153	142	▪ Tax, Accounting & Legal (TAL)	343	305
341	322	▪ Legal, Tax & Regulatory Europe (LTRE)	651	622
89	88	▪ Education	125	126
916	834	Total revenues	1,770	1,580
		Operating profit		
13	24	▪ Health	24	35
25	25	▪ Corporate & Financial Services (CFS)	50	48
20	16	▪ Tax, Accounting & Legal (TAL)	65	55
47	43	▪ Legal, Tax & Regulatory Europe (LTRE)	74	74
23	22	▪ Education	11	11
(8)	(12)	▪ Corporate	(17)	(22)
120	118	Total operating profit	207	201
		Ordinary EBITA		
22	27	▪ Health	41	40
27	26	▪ Corporate & Financial Services (CFS)	54	51
28	28	▪ Tax, Accounting & Legal (TAL)	82	75
55	49	▪ Legal, Tax & Regulatory Europe (LTRE)	90	86
23	21	▪ Education	11	11
(7)	(11)	▪ Corporate	(16)	(21)
148	140	Total ordinary EBITA	262	242

Health

(All amounts are in millions of euros unless otherwise indicated)

Second quarter 2006	2005	Change %	Change constant currency %		Six months ended June 30 2006	2005	Change %	Change constant currency %
201	160	25	24	Revenues	384	292	31	26
13	24	(43)		Operating profit	24	35	(30)	
22	27	(16)	(15)	Ordinary EBITA	41	40	4	1
11	16			Ordinary EBITA margin (%)	11	14		
8	2			Capital expenditure on fixed assets (CAPEX)	10	5		
				Ultimo FTEs	2,622	2,212	19	

Division Focus. *Wolters Kluwer Health plays a leading role in driving medical excellence.* The division offers a broad array of content and information solutions globally, including many of the most trusted brands in the healthcare and life sciences industries.

Health revenues for the half year were €384 million, up 31% over the same period last year, due to the acquisitions of Healthcare Analytics and ProVation Medical and solid performance in the Professional & Education and Pharma Solutions units. Organic growth of (1)% resulted from timing differences associated with shipments in the 2006 publishing calendar when compared with 2005 and the loss of the *Journal of Urology*. Furthermore, continued softness in promotional spending by pharmaceutical companies, partly as a result of delay of new drugs launches, is impacting the transaction revenues associated with advertising, medical communications and physician-based marketing programs.

Acquisitions are performing in line with expectations, confirming Health's strategy of leveraging its strong brands and leading positions to expand its product offerings in growth segments. Ordinary EBITA margins were impacted by increased product development, and sales and marketing spending associated with the launch of a strong front list and adoptions, which will fuel growth in the second half, and increased royalty expenses in the Medical Research unit.

In Professional & Education, the nursing and medical segments delivered positive results, despite strong comparables from 2005, driven by strong performance in all the education markets, as well as in institutional and international sales. The new Point-of-Learning system launched in early 2006, coupled with a strong front list, should allow for continued solid performance through the year. In the second quarter, the unit successfully launched four new publications in the Made Incredibly Easy series, "Made Incredibly Visual," which were enthusiastically adopted by the market.

Medical Research results reflects online growth at Ovid, offset by the impact of the previously announced loss of the *Journal of Urology* and industry-wide softness in journal advertising and declining print journal circulation. Visioncare, which includes Boucher Communications, acquired in 2005, is performing to expectations.

Pharma Solutions experienced strong sales of third-party reprints of journal articles and anatomical charts, dampened by softness in Pharma promotion and launch-centric product lines, such as books, vouchers, and

medical communications. Healthcare Analytics, an important component of the division's long-term growth strategy, is performing in line with expectations. The business is seeing solid growth in its longitudinal products.

The Clinical Solutions unit experienced good results and saw strong renewal rates, in particular from Medi-Span. The unit recently launched its Integrated Facts & Comparisons product that combines F&C and Medi-Span to provide for greater productivity. The recently acquired ProVation Medical, a medical procedure documentation and coding-compliance solution, continued to deliver well. Health continued to make good progress on Electronic Medical Record (EMR) partnerships, as companies acknowledge the added value of Wolters Kluwer content in the complex EMR space. This bodes well for the long-term prospect of our point-of-care programs.

Corporate & Financial Services (CFS)

(All amounts are in millions of euros unless otherwise indicated)

Second quarter					Six months ended June 30			
2006	2005	Change %	Change constant currency %		2006	2005	Change %	Change constant currency %
132	122	9	8	Revenues	267	235	14	8
25	25	2		Operating profit	50	48	5	
27	26	6	6	Ordinary EBITA	54	51	7	2
21	22			Ordinary EBITA margin (%)	20	22		
6	5			Capital expenditure on fixed assets (CAPEX)	11	10		
				Ultimo FTEs	3,096	2,852	9	

Division Focus. Wolters Kluwer Corporate & Financial Services (CFS) is a leading U.S. provider of comprehensive statutory representation and business entity search and filing services for corporate legal departments, law firms, and secured lenders; and compliance, content, and technology solutions for financial services organizations of all sizes.

Corporate & Financial Services contributed significant performance through the half year with revenue growth of 14%, and 7% organic growth over the same period last year. Growth resulted from strong software sales across the division and robust transaction services at the Corporate Legal Services unit associated with increased volume of mergers and acquisitions and business formation activity in the U.S. Ordinary EBITA margins declined over the prior year reflecting increased investments in product development, particularly at Summation and within the Financial Services unit, as well increased sales and marketing and shared services expenditures across the division.

Corporate Legal Services' revenue performance was very strong, driven by record setting sales by CT and UCC during the second quarter. Bolstered by strong incorporation activities, growth in IPOs and increased activity by law firms in the U.S., CT continued to realize strong growth as the market leader in representation, imaged service of process, and filing services. UCC Solutions delivered strong performance across all product lines, including in the highly competitive lending institutions market.

Sales of Corsearch's Advantage platform were also strong, as client interest in Advantage Investigative tools increased. TyMetrix, the market-leading legal e-billing and matter management line of business, continued to demonstrate good performance and has successfully integrated Tripoint, acquired last year.

Summation, a leader in litigation support software, experienced double-digit growth over the prior year and closed the quarter with the shipping of an enhanced Enterprise product which will support continued growth in this line of business.

Financial Services experienced good growth through the half year, driven by a strong second-quarter performance. Market conditions remain positive, enhanced by continued regulatory and enforcement activities in the banking community. Sales of Mortgage E-Forms, Custom Library Services, and lending content and software drove improved year on year performance. In addition, ongoing efforts to penetrate the credit union market with commercial lending solutions continue to achieve success. Development of Expere, our next generation dynamic document system and content platform, continues on schedule, as does the implementation of the Expere mortgage solution with our first customer, a leading U.S. lending institution.

The Banking group also saw increased sales from a renewed focus on indirect lending and retail installment contracts, in particular through third-party system providers to retail and automotive lending institutions. Securities and Insurance activities were strong as well.

Tax, Accounting & Legal (TAL)

(All amounts are in millions of euros unless otherwise indicated)

Second quarter					Six months ended June 30			
2006	2005	Change %	Change constant currency %		2006	2005	Change %	Change constant currency %
153	142	8	6	Revenues	343	305	13	7
20	16	21		Operating profit	65	55	18	
28	28	2	(2)	Ordinary EBITA	82	75	9	1
18	20			Ordinary EBITA margin (%)	24	25		
1	2			Capital expenditure on fixed assets (CAPEX)	4	3		
				Ultimo FTEs	3,731	3,818	(2)	

Division Focus. Wolters Kluwer Tax, Accounting & Legal (TAL) is a market-leading provider of research, software, and workflow tools in tax and accounting and in numerous key practice areas in the legal and business compliance markets through two customer units: Tax and Accounting and Law & Business.

Tax, Accounting & Legal turned in very strong results for the half year, with revenues of €343 million, up 13% compared with the prior year and organic growth of 5%. For the second quarter, TAL revenues were €153 million, an 8% increase over the same period last year. All units in the U.S., Canada, and Asia Pacific contributed positively to these results. Ordinary EBITA margins were slightly lower than the prior year reflecting continued investments in product development and sales and marketing, including significant investments in building the next generation tax platform in .net technology.

Investments in product development and enhancements, a deep understanding of customer needs and workflow, and rapid market response continue to benefit Tax and Accounting across the portfolio. The unit delivered a significant double-digit increase in new tax and accounting software sales for the half year, with ProSystem *fx* Tax, ProSystem *fx* Engagement, and ProSystem *fx* Document among the strongest performers. Tax experienced good growth in click revenue, while Document benefited from key customer

wins. New sales channels drove a substantial increase in revenue for the unit's online consumer tax preparation software, *Complete Tax*, and increased market acceptance fueled ProSystem *fx* Outsource performance over the prior year. Integration of recently acquired electronic document products, now branded ProSystem *fx* Scan, into the tax solutions line is seeing solid market acceptance, demonstrated by very encouraging sales results during its second-quarter launch.

Investments in Publishing have contributed to growth in new sales and retention for key products. New sales for the *Tax Research Consultant* were up significantly over the same period last year. Integrated Research Libraries are performing well, and two new libraries - Wealth Management and M&A - were introduced in the second quarter. The *Accounting Research Manager* and sales and use tax products also contributed strong growth. Strong performance in Canada was driven by the tax compliance software applications. In Asia Pacific good performance was driven by Workflow Solutions and growth in new sales in China.

Law & Business delivered good growth for the half year, driven by performance in standing order revenues across the portfolio and strong spring semester sales in Legal Education. New product development and introductions continued at a rapid pace, with electronic products realizing double-digit growth. Quarterly subscription revenue was strong, and the unit released more than 100 books, journals, and online products, including several new practice-specific online libraries.

Legal, Tax & Regulatory Europe (LTRE)
(All amounts are in millions of euros unless otherwise indicated)

Second quarter					Six months ended June 30			
2006	2005	Change %	Change constant currency %		2006	2005	Change %	Change constant currency %
341	322	6	6	Revenues	651	622	5	5
47	43	9		Operating profit	74	74	0	
55	49	14	14	Ordinary EBITA	90	86	5	5
16	15			Ordinary EBITA margin (%)	14	14		
6	10			Capital expenditure on fixed assets (CAPEX)	12	15		
				Ultimo FTEs	7,140	7,171	0	

<u>Division Focus.</u> Wolters Kluwer Legal, Tax & Regulatory Europe (LTRE) offers a broad range of customer-specific sources of information, software, and services to its customers in 18 countries. In each country, Wolters Kluwer has established strong partnerships with its customers to enable innovative product development, delivery of integrated online and software solutions, and access to key authors and opinion leaders.

Legal Tax & Regulatory Europe revenues for the half year 2006 were €651 million, reflecting growth of 5% compared with prior year, while organic revenues were flat. In the second quarter, the division experienced 6% revenue growth with organic revenue of 2%, driven by activities in Italy, Spain, and Central and Eastern Europe as well as the positive effect of product phasing in France. Across LTRE, online revenues showed doubled-digit growth. Ordinary EBITA margins for the second quarter improved from 15% in 2005 to 16%, largely as a result of successful restructuring activities that support cost improvements and efficiencies.

Italy turned in a strong performance across its publishing and software portfolio. This growth was supported by new products, particularly online and software solutions. During the quarter, the unit launched several new software products, such as Break Point for high-end tax professionals, which deliver integrated content, software, and services on a platform featuring modular functionality and applications. Legal Library, which provides legal customers with integrated access to Italy's online content, was also launched with good success. Integration of De Agostini Professionale, acquired in 2005, is progressing well.

Spain experienced strong new sales in publishing and software for the second quarter, as well as improved renewals among existing customers, attributable to investments in electronic products and services. Todos, a unique product to the Spanish market, was launched and is the first product in a family of online sites that makes use of semantic expansion, advanced relevancy ranking, and fully functional keywords in context. Portugal is benefiting from a partnership with one of the country's leading economic newspapers, providing additional sales opportunities. France experienced strong revenue performance, primarily due to phasing, as well as increases in online products such as Lamyline Reflex for legal professionals.

Restructuring activities in Belgium and the Netherlands showed progress with good bottom-line improvements. In the Netherlands, online penetration of Navigator, a customized knowledge portal, is progressing well with a significant year over year increase, particularly among large legal firms and municipalities. Belgium launched a new online service, monKEY, integrating information, legislation, tools, and related applications for tax and accounting. The restructuring of operations in the U.K. continues.

Education

(All amounts are in millions of euros unless otherwise indicated)

Second quarter					Six months ended June 30			
2006	2005	Change %	Change constant currency %		2006	2005	Change %	Change constant currency %
89	88	2	3	Revenues	125	126	(1)	0
23	22	4		Operating profit	11	11	(1)	
23	21	5	4	Ordinary EBITA	11	11	(5)	(5)
25	25			Ordinary EBITA margin (%)	9	9		
1	3			Capital expenditure on fixed assets (CAPEX)	2	4		
				Ultimo FTEs	1,297	1,318	(2)	

Division Focus. Wolters Kluwer Education sets the standard in teaching and learning in the European educational world, combining high-quality content, didactic understanding, and state-of-the-art technology to offer educators and students new, more effective ways of teaching and learning.

Education delivered €125 million in revenues through the half year, in line with prior year results. The first half of 2006 contributed approximately 40% of the total year. Importantly, organic revenue growth was 3% in the second quarter as the unit began its seasonal sales cycle, with the majority of sales delivered in June through September. Organic growth rate was flat for the half year. Strong performance at Wolters-Noordhoff in the Netherlands contributed to second-quarter results, along with good contributions from the U.K. and Belgium. The half-year ordinary EBITA margins for the division were in line with the first half of 2005.

The Netherlands showed good performance through the half year driven by the strength of its backlist in secondary education. Despite challenging market conditions in the U.K., sales of Nelson Thornes' exclusively endorsed AQA products are showing strong promise, with the recent release of teaching and learning resources materials for science and mathematics performing well. In Germany, Bildungsverlag EINS is achieving good early sales of products for its launch into the elementary school market and is encouraged by overall improving conditions in the German economy.

Corporate

(All amounts are in millions of euros unless otherwise indicated)

Second quarter				Six months ended June 30		
2006	2005	Change %		2006	2005	Change %
(8)	(12)	(30)	Operating profit	(17)	(22)	(22)
(7)	(11)	(35)	Ordinary EBITA	(16)	(21)	(23)
1	0		Capital expenditure on fixed assets (CAPEX)	1	1	
			Ultimo FTEs	93	98	(5)

Corporate Developments:

Shared Services

North American Shared Services

Operations now joined under the North American Shared Services (NASS) group include accounting, legal, content and forms technology, data center services, human resources, strategic sourcing, and other administrative functions.

In the first half of 2006, NASS completed centralization of the human resources operation, which includes Centers of Excellence in staffing, benefits and administration, compensation, help desk services, and human resource information systems.

The group also continued the development of shared online and forms product platforms. Commercial launch of the new interactive forms platform is expected by the end of 2006, while work continues on the development of a new, next generation online delivery platform for the legal, tax, and regulatory markets worldwide.

Data center implementation activities are proceeding. While work remains to be done, the Company and its outsourcing provider have made progress in discussions to resolve various service levels, pricing, volume, and growth issues and to modify their contractual arrangements to reflect these discussions. The Company continues to offshore portions of its content conversion and software development activities.

European shared services initiatives

Shared services initiatives in Europe started in early 2006 are progressing. The first phase of standardized financial systems and ERP solutions has been completed with full roll-out in Education and three country operations in Legal, Tax & Regulatory Europe. As part of a new shared infrastructure, a centrally managed and outsourced hosting and service center has been set up and migration of ERP solutions as well as the online platforms to this facility are ongoing. The European Strategic Sourcing Program is being successfully expanded to new areas like marketing and sales materials, pre-press, and ICT.

Management
Mr. Jack Lynch was appointed Senior Vice President of Business Development.
Ms. Ann Riposanu was promoted to Senior Vice President of Planning & Analysis.

Sustainable Entrepreneurship
Wolters Kluwer issued today, August 2, its 2005 Update Report Sustainable Entrepreneurship. The report, an update of the information provided in 2005 in the first Sustainable Entrepreneurship Report, provides more solid information on the most important sustainability drivers at Wolters Kluwer. The Update Report is available at www.wolterskluwer.com/2005updateSER. Focus of the Company's sustainability strategy is the continued development of sustainability policies that align sustainability strategy with the Company's business strategy, including improvement of related management reporting systems. In 2006, the Company was included in the Dow Jones Sustainability Index and participated in several surveys in the Corporate Responsibility Exchange system of the London Stock Exchange. In 2007, Wolters Kluwer will provide a full report on actions taken in 2006 and progress made to further align the sustainability strategy with the Company's business strategy.

Share buy-back program
On May 16, 2006, the company announced its intention to buy up to a maximum of one million of its own shares. The acquired shares will be used to partially cover the Company's share-based long-term incentive plans. The buy-back took place after the announcement of first-quarter results, and was completed on May 19, 2006. One million shares were purchased for a total amount of €18.7 million.

Forward-Looking Statements
This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions, conditions in the markets in which Wolters Kluwer is engaged, behavior of customers, suppliers and competitors, technological developments, the implementation and execution of new ICT systems or outsourcing, legal -, tax -, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks, such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

About Wolters Kluwer
Wolters Kluwer is a leading multinational publisher and information services company. The company's core markets are spread across the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. Wolters Kluwer has annual revenues (2005) of €3.4 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

2006 / 2007 Calendar

Investor/Analyst day on Update of Strategy and Legal, Tax & Regulatory Europe Division	September 27, 2006
2006 Third-Quarter Results	November 8, 2006
2006 Full-Year Results	February 28, 2007
2007 First-Quarter Results	May 9, 2007
2007 Half-Year Results	August 1, 2007

Full overview available on www.wolterskluwer.com

Media
Caroline Wouters
Vice President, Corporate Communications
t + 31 (0)20 60 70 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
t + 31 (0)20 6070 407
ir@wolterskluwer.com

www.wolterskluwer.com

Presentations by Senior Management on August 2, 2006 - Hilton Hotel Amsterdam
Press Conference: 10:00 AM CET; Investor/Analyst Meeting: 1:00 PM CET
Both meetings will be webcast on the corporate website www.wolterskluwer.com

An interview with Nancy McKinstry, CEO and Chairman of the Executive Board, in video/audio and text is also available on the corporate website www.wolterskluwer.com and on http://www.cantos.com.

Consolidated Interim Financial Report

This report has been prepared in accordance with IFRS. The data in this report is unaudited.
The interim financial information that was presented in the first, second, and third quarter of 2005 was restated in the fourth quarter of 2005 for the adoption of two accounting standards that were endorsed by the European Commission in the fourth quarter of 2005, and were consequently used in the 2005 full-year financial statements. These accounting adjustments relate to the adoption of the fair value option on the unsubordinated convertible bond and the recognition of all actuarial gains and losses immediately in the period in which they occur outside profit or loss.

Condensed consolidated income statement

(All amounts are in millions of euros unless otherwise indicated)

Second quarter			Six months ended June 30	
2006	2005		2006	2005
916	834	**Revenues**	1,770	1,580
344	304	Cost of sales	658	574
572	530	Gross profit	1,112	1,006
168	143	Sales costs	337	282
		General and administrative costs		
256	247	▪ General & administrative operating expenses	513	482
28	18	▪ Amortization of publishing rights and impairments	55	34
-	4	▪ Exceptional restructuring expense	-	7
452	412	Total operating expenses	905	805
120	118	**Operating profit**	207	201
1	1	Income from investments	3	3
(26)	(30)	Financing results	(48)	(60)
0	0	Results on disposals	7	0
0	0	Share of profit of associates	0	0
95	89	Profit before tax	169	144
(21)	(22)	Income tax expense	(38)	(35)
74	67	**Profit for the period**	131	109
		Attributable to		
74	67	▪ Equity holders of the parent	131	109
0	0	▪ Minority interests	0	0
74	67	Profit for the period	131	109
0.24	0.22	Basic EPS (€)	0.43	0.36
0.23	0.22	Diluted EPS (€)	0.42	0.36

Condensed consolidated balance sheet

(Before appropriation of results)

(All amounts are in millions of euros unless otherwise indicated)

	June 30, 2006		December 31, 2005		June 30, 2005	
Intangible assets	3,766		3,450		3,330	
Property, plant and equipment	194		205		211	
Investments in associates	19		10		15	
Financial assets	100		117		229	
Deferred tax assets	23		23		33	
Total non-current assets		4,102		3,805		3,818
Inventories	144		130		155	
Trade and other receivables	976		1,029		850	
Income tax receivable	16		48		9	
Cash and cash equivalents	114		428		447	
Total current assets	1,250		1,635		1,461	
Deferred income	882		957		825	
Trade and other payables	367		411		257	
Income tax payable	38		21		24	
Short-term provisions	22		44		44	
Borrowings and bank overdrafts	1,086		719		405	
Other current liabilities	306		410		386	
Total current liabilities	2,701		2,562		1,941	
Working capital		(1,451)		(927)		(480)
Capital employed		**2,651**		**2,878**		**3,338**
Non-current liabilities		1,230		1,436		2,141
Deferred tax liabilities		137		80		8
Employee benefits		178		250		248
Provisions		15		13		28
Issued share capital	37		37		37	
Other reserves	922		801		763	
Profit for the period	131		260		109	
Equity attributable to equity holders of the parent		1,090		1,098		909
Minority interests		1		1		4
Group equity		1,091		1,099		913
Total financing		**2,651**		**2,878**		**3,338**

Condensed consolidated cash flow statement

(All amounts are in millions of euros unless otherwise indicated)

Second quarter 2006	Second quarter 2005		Six months ended June 30 2006	Six months ended June 30 2005
120	118	Operating profit	207	201
50	40	Amortization and depreciation	100	78
-	4	Exceptional restructuring expense	-	7
(78)	(55)	Autonomous movements in working capital	(124)	(109)
92	107	**Cash flow from operations**	183	177
(42)	(38)	Paid financing costs	(67)	(64)
14	(24)	Paid corporate income tax	14	(38)
(7)	(12)	Appropriation of restructuring provisions	(20)	(23)
4	3	Share-based payments	9	6
(2)	(3)	Other	0	2
(33)	(74)		(64)	(117)
59	33	**Cash flow from operating activities**	119	60
(23)	(22)	Net capital expenditure on fixed assets	(40)	(38)
(34)	(243)	Net acquisition spending	(433)	(282)
0	0	Net receipts from disposal of activities	2	1
0	0	Dividends received	0	1
7	6	Cash from derivatives	1	30
(50)	(259)	**Cash flow from investing activities**	(470)	(288)
9	(226)	**Cash flow surplus/(deficit)**	(351)	(228)
1	8	Exercise of share options	3	8
(3)	(1)	Redemption loans	(6)	(3)
61	-	New cash loans	144	-
(34)	(106)	Movements in bank overdrafts	(5)	46
(80)	(69)	Dividend payments	(80)	(69)
(19)	-	Repurchased shares	(19)	-
(74)	(168)	**Cash flow from financing activities**	37	(18)
(65)	(394)	**Net cash flow**	(314)	(246)
177	838	Cash and cash equivalents at beginning of period	428	687
2	3	Exchange differences on cash and cash equivalents	0	6
179	841		428	693
114	**447**	**Cash and cash equivalents as at June 30**	**114**	**447**

Condensed consolidated statement of recognized income and expense

(All amounts are in millions of euros unless otherwise indicated)

	Six months ended June 30	
	2006	2005
Profit for the period	131	109
Foreign exchange translation differences	(125)	213
Net gain / (loss) on hedge of net investment in foreign subsidiaries	33	(56)
Actuarial gain / (loss) on employee benefits	58	(17)
Taxation	(18)	7
Net income recognized directly in equity	(52)	147
Total recognized income and expense for the period	79	256
Attributable to		
▪ Equity holders of the parent	79	256
▪ Minority interest	0	0
	79	256
Effect of changes in accounting policy:		
▪ Equity holders of the parent	-	4
▪ Minority interest	-	0
	-	4

Condensed statement of the changes in equity

(All amounts are in millions of euros unless otherwise indicated)

	2006			2005
	Shareholders' equity	Minority interest	Group equity	Group equity
Balance as at January 1	1,098	1	1,099	714
Total recognized income and expense for the period	79		79	256
Cash dividend	(80)		(80)	(69)
Share-based payments	9		9	6
Exercise of share options	3		3	8
Repurchased shares	(19)		(19)	-
Other movements in minority interest			0	(2)
Position at June 30	**1,090**	**1**	**1,091**	**913**

Selected Explanatory Notes

Statement of compliance
These consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended December 31, 2005.

Accounting policies
The consolidated financial information has been prepared in accordance with IFRSs and its interpretations, including International Accounting Standards (IASs) as adopted by the International Accounting Standards Board (IASB) and as endorsed for use in the European Union by the European Commission. The accounting policies applied in these interim financial statements are the same as those applied in the 2005 Annual Report.

Restated comparative 2005 financial information
In the fourth quarter of 2005 Wolters Kluwer opted to recognize the convertible bond at fair value through profit or loss, in line with IAS 39.9 as endorsed by the European Commission in the fourth quarter of 2005. Furthermore, per IAS 19.93A, as endorsed by the European Commission in the fourth quarter of 2005, Wolters Kluwer opted to recognize all actuarial gains and losses on defined benefit post retirement plans immediately in the period in which they occur, outside profit or loss. The comparative 2005 interim financial information has been restated, reflecting the impact of the adoption of these standards.

Estimates
The preparation of interim financial statements requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income, and expense. Actual results may differ from these estimates. In preparing these consolidated interim financial statements, the significant judgments made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2005.

Special items contained in the interim financial report

Seasonality
Some of our businesses are impacted by seasonal purchasing patterns. Revenues of the Education division are impacted by the seasonal purchasing patterns that coincide with the start of the school year and are thus tilted towards the second and third quarters. Revenues of our tax and regulatory businesses are strongest in the fourth and first quarters, in line with statutory (tax) filing requirements. The Health business also has strong fourth-quarter sales due to the buying behavior of key wholesalers that serve the education and professionals markets. The cash flow is typically strongest in the fourth quarter as calendar-year subscription renewals are received.

Acquisitions and disposals

Acquisitions

Total net acquisition spending in the first six months of 2006 was €433 million, including payments for acquisitions made in previous years. This includes an amount of €8 million relating to costs that are directly attributable to acquisitions, such as legal fees, broker's costs, and audit fees.

In the first six months of 2006, the following acquisitions were completed:

NDCHealth Information Management (Phoenix, AZ, USA)
On January 6, 2006, Wolters Kluwer completed the acquisition of the Information Management business of NDCHealth Corporation (NDC-IM), a provider of healthcare information solutions. NDC-IM has approximately 380 employees and is part of Health. NDC-IM has annual revenues of approximately $165 million (€140 million). The purchase price of $382 million (€324 million) was paid in cash.

Sage Practice Solutions line (Pensacola, FL, USA)
On January 16, 2006, Wolters Kluwer announced the acquisition of the Sage Practice Solutions line of business, including Sage Practice Manager, Write-up, and Document Manager, from Sage Software. Sage Software offers business management software and services to small and mid-sized business customers in North America. Sage Practice Solutions has approximately 50 employees and annual revenues of approximately $7 million (€6 million), and is part of Tax, Accounting & Legal.

ProVation Medical, Inc. (Minneapolis, MN, USA)
On January 23, 2006, Wolters Kluwer completed the acquisition of ProVation Medical, Inc., a privately-held company providing medical documentation, coding, and workflow solutions to hospitals and ambulatory surgery centers in the United States. ProVation Medical is part of Health, has annual revenues of approximately $13 million (€11 million) and approximately 100 employees.

Carl Heymanns Verlag (Cologne, Germany)
On May 8, 2006, Wolters Kluwer acquired Carl Heymanns Verlag KG, one of Germany's leading academic and legal publishers. Carl Heymanns Verlag is part of Legal, Tax & Regulatory Europe, has annual revenues of approximately €15 million and approximately 130 employees.

The acquisitions had the following effect on the Group's assets and liabilities:

(All amounts are in millions of euros)

	2006			2005
	Pre-acquisition carrying amount	Fair value adjustments	Recognized values on acquisition	Recognized values on acquisition
Non-current assets	32	163	195	4
Current assets	29	2	31	6
Current liabilities	(41)		(41)	(2)
Non-current liabilities	(2)		(2)	-
Provisions	0		0	-
Deferred tax	0	(49)	(49)	-
Minority interests	-			
Net identifiable assets and liabilities	**18**	**116**	**134**	**8**
Goodwill/other intangibles on acquisition			342	287
Total consideration as at June 30			**476**	**295**
Cash acquired			(3)	(4)
Changes of acquisition payables			(40)	(9)
Acquisition spending as at June 30			**433**	**282**

The fair values of the acquirees' identifiable assets and liabilities for some of these acquisitions could only be determined provisionally and will be subject to change based on the outcome of the purchase price allocation within 12 months from the acquisition date.

The goodwill recognized for these acquisitions represents a payment in anticipation of the future economic benefits to be derived by Wolters Kluwer as a result of the acquisition. These future economic benefits relate, for example, to opportunities with regard to cross-selling, or cost efficiencies such as sharing of infrastructure.

Since the acquisition date, these acquisitions have contributed €83 million to revenues, €3 million to operating profit and €15 million to ordinary EBITA. If the acquisitions had all been executed on January 1, 2006, half-year 2006 revenues for Wolters Kluwer would have been €1,778 million, half-year 2006 operating profit €207 million, and ordinary EBITA €262 million.

Disposals

Segment (Beek, The Netherlands)
On January 23, 2006, Wolters Kluwer announced the sale of Segment B.V. Segment was part of LTRE, has annual revenues of approximately €5 million and approximately 40 employees.

CT Insurance Services (Minneapolis, MN, USA)
On February 28, 2006, Wolters Kluwer's CFS division divested two product lines, Xchange software and Financial/Securities Exam Training. The business has annual revenues of approximately $8 million (€7 million) and 41 employees.

Issuances, repurchases, and repayments of debt and equity securities, and dividends paid

In the first six months of 2006, no issuances, repurchases, and repayments of debt securities occurred. An amount of €227 million, with maturity date June 2007, was reclassified from non-current liabilities to borrowings and bank overdrafts.

No issuances of equity instruments other than stock dividends occurred; one million shares were repurchased in the second quarter for a total consideration of €18.7 million. The annual cash dividend of €80 million was paid in April.

Under the Long-Term Incentive Plan, 1,388,100 shares were conditionally granted to the Executive Board and other senior managers of the company in the first six months of 2006 (1,000 in the second quarter). The expenses of this Long-Term Incentive Plan have been determined in accordance with IFRS 2 and are recognized ratably over the vesting period. 120,000 shares that became vested per December 31, 2005 were delivered in the first quarter of 2006; 67,000 shares were forfeited in the first half of 2006 (49,500 in the second quarter).

In the first six months of 2006, 1,609,500 (1,561,000 in the second quarter) share options were withdrawn and 228,000 (46,500 in the second quarter) share options were exercised, for a total value of €3 million that was received by the Company.

Events after balance sheet date

Since June 30, 2006, the following acquisition was announced:

ATX/Kleinrock (Rockville, MD.)
On August 1, 2006, Wolters Kluwer announced its intention to acquire the assets of ATX/Kleinrock, a supplier of tax preparation, accounting and tax research software solutions to more than 48,000 tax professionals and CPAs throughout the U.S. ATX/Kleinrock has almost 300 employees and annual revenues of approximately $40 million. Closing of the acquisition is subject to a number of customary conditions, including satisfaction of all regulatory requirements. The parties expect the acquisition to be consummated during the next 30-60 days.

Other information

Reconciliation of benchmark figures

(All amounts are in millions of euros unless otherwise indicated)

Reconciliation between operating profit, EBITA, and ordinary EBITA

Second quarter 2006	Second quarter 2005		Six months ended June 30 2006	Six months ended June 30 2005
120	118	Operating profit	207	201
28	18	Amortization of intangible fixed assets	55	34
148	136	EBITA	262	235
-	4	Exceptional restructuring expense	-	7
148	140	Ordinary EBITA	262	242

Reconciliation between profit for the period and ordinary net income

Second quarter 2006	Second quarter 2005		Six months ended June 30 2006	Six months ended June 30 2005
74	67	Profit for the period attributable to the equity holders of the parent (A)	131	109
28	18	Amortization of intangible fixed assets	55	34
(10)	(7)	Tax on amortization	(20)	(13)
-	-	Results on disposals (after taxation)	(5)	-
-	3	Exceptional restructuring expense (after taxation)	-	5
92	81	Ordinary net income(B)	161	135

Reconciliation between cash flow from operating activities and free cash flow

Second quarter 2006	Second quarter 2005		Six months ended June 30 2006	Six months ended June 30 2005
59	33	Cash flow from operating activities	119	60
(23)	(22)	Capital expenditure on fixed assets	(40)	(38)
0	0	Dividends received	0	1
36	11	Free cash flow (C)	79	23

Reconciliation between cash flow from operations and the cash conversion ratio (CAR)

Second quarter 2006	Second quarter 2005		Six months ended June 30 2006	Six months ended June 30 2005
92	107	Cash flow from operations	183	177
23	22	Capital expenditure on fixed assets	40	38
148	140	Ordinary EBITA	262	242
0.47	0.61	CAR (Cash flow from operations minus capital expenditure on fixed assets divided by ordinary EBITA)	0.55	0.57

Earnings per share (EPS) calculations

Second quarter 2006	Second quarter 2005	*In euros unless otherwise indicated*	Six months ended June 30 2006	Six months ended June 30 2005
306.6	303.3	Weighted average number of shares (D)	305.5	300.5
322.4	317.6	Diluted weighted average number of shares (E)	320.9	314.0
3	4	Correction to income of convertible bond (net of taxes) on assumed conversion (F)	5	6
0.30	0.28	Ordinary EPS (B/D)	0.53	0.46
0.30	0.27	Ordinary diluted EPS (minimum of ordinary EPS and (B+F)/E)	0.52	0.45
0.24	0.22	EPS (A/D)	0.43	0.36
0.23	0.22	Diluted EPS (minimum of EPS and ((A+F)/E))	0.42	0.36
0.12	0.03	Free cash flow per share (C/D)	0.26	0.07
0.12	0.03	Diluted free cash flow per share (minimum of free cash flow per share and (C+F)/E)	0.26	0.07

Health

Second quarter		2006	2005	Organic	Acquisition/ Divestment	Currency	Total
				Change *(in millions)*			
In millions							
Revenues	EUR	201	160	(2)	41	2	41
Ordinary EBITA	EUR	22	27	(11)	6	0	(5)
Revenues	USD	251	202	(2)	51	0	49
Ordinary EBITA	USD	28	33	(13)	8	0	(5)
Ordinary EBITA margin		11	16				

Corporate & Financial Services (CFS)

Second quarter		2006	2005	Organic	Acquisition/ Divestment	Currency	Total
				Change *(in millions)*			
In millions							
Revenues	EUR	132	122	8	1	1	10
Ordinary EBITA	EUR	27	26	0	1	0	1
Revenues	USD	167	154	11	2	0	13
Ordinary EBITA	USD	35	34	0	1	0	1
Ordinary EBITA margin		21	22				

Tax, Accounting & Legal (TAL)

Second quarter		2006	2005	Organic	Acquisition/ Divestment	Currency	Total
				Change *(in millions)*			
In millions							
Revenues	EUR	153	142	6	3	2	11
Ordinary EBITA	EUR	28	28	(1)	1	0	0
Revenues	USD	191	180	7	3	1	11
Ordinary EBITA	USD	35	36	(2)	1	0	(1)
Ordinary EBITA margin		18	20				

Wolters Kluwer

Legal, Tax & Regulatory Europe (LTRE)

Second quarter				Change *(in millions)*			
		2006	*2005*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
In millions							
Revenues	EUR	341	322	6	13	0	19
Ordinary EBITA	EUR	55	49	2	4	0	6
Ordinary EBITA margin		16	15				

Education

Second quarter				Change *(in millions)*			
		2006	*2005*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
In millions							
Revenues	EUR	89	88	2	0	(1)	1
Ordinary EBITA	EUR	23	21	2	0	0	2
Ordinary EBITA margin		25	25				